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                                 UNTIED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549
                            -----------------------
                                 SCHEDULE TO/A

                                 (RULE 14d-100)

       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                      the Securities Exchange Act of 1934

                                Amendment No. 4
                              CHEMFAB CORPORATION
                           (Name of Subject Company)

                            PPLC ACQUISITION CORP.
                                 NORTON COMPANY
                           COMPAGNIE DE SAINT-GOBAIN
                                   (Offerors)

                    Common Stock, Par Value, $0.10 per Share
                         (Title of Class of Securities)

                            -----------------------

                                   16361L102
                     (Cusip Number of Class of Securities)

                              John R. Mesher, Esq.
                            Saint-Gobain Corporation
                             750 E. Swedesford Road
                             Valley Forge, PA 19482
                           Telephone: (610) 341-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Carole Schiffman, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|
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                                AMENDMENT NO. 4


     This Amendment No. 4, the final amendment to the Tender Offer Statement on Schedule TO, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 2, 2000 and amended by Amendment No. 1 filed on August 17, 2000, Amendment No. 2 filed on August 24, 2000 and Amendment No. 3 filed on August 28, 2000 (as amended, the "Schedule TO") by PPLC Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Norton Company, a Massachusetts corporation and an indirect wholly owned subsidiary of Saint-Gobain, a French corporation, relating the offer to purchase all of the outstanding shares of common stock, $0.10 par value per share (the "Shares") of Chemfab Corporation, a Delaware corporation (the "Company"), at a price of $18.25 per Share, net to the seller in cash, upon the terms and conditions set forth in the offer to purchase dated August 2, 2000, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Schedule TO (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

     ITEMS 1, 8, 11 AND 12.

     Items 1, 8, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended by adding the following:

     Item 1.  Summary Term Sheet.

     The answer to the question "How long do I have to decide whether to tender in the offer?" is amended and supplemented by adding the following sentence:

     "The Offer expired at midnight, New York City time, on Tuesday, August 29, 2000."

     Item 8.   Interest in Securities of the Subject Company.

     Section 8 of the Offer to Purchase is amended and supplemented by adding the following paragraph after the seventh paragraph:

     "The Offer expired at midnight, New York City time, on Tuesday, August 29, 2000. Based upon a preliminary count from the Depositary, as of midnight, New York City time, August 29, 2000, approximately 93% of the outstanding Shares had been tendered pursuant to the Offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). Parent has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for accepted Shares is expected to be made on September 5, 2000."

     Item 11.  Additional Information.

     Section 16 of the Offer to Purchase is amended and supplemented by adding the following sentence after the third paragraph under "Exon-Florio":

     "Parent and Purchaser have waived the Regulatory Condition associated with the Exon-Florio review."

     Item 12.  Exhibits.

     The following are added as Exhibits to the Schedule TO:

     (d)(7)    United States press release dated August 30, 2000.
     (d)(8)    French press release dated August 30, 2000.


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                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     August 30, 2000

                                              PPLC ACQUISITION CORP.


                                              By: /s/ JOHN R. MESHER
                                                --------------------------------
                                                   Name:  JOHN R. MESHER
                                                   Title: VICE PRESIDENT



                                              NORTON COMPANY


                                              By: s/ JOHN R. MESHER
                                                 -------------------------------
                                                   Name:  JOHN R. MESHER
                                                   Title: VICE PRESIDENT



                                              COMPAGNIE DE SAINT-GOBAIN


                                              By: /s/ GIANPAOLO CACCINI
                                                --------------------------------
                                                   Name:  GIANPAOLO CACCINI
                                                   Title: SENIOR VICE PRESIDENT


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                                 EXHIBIT INDEX



Exhibit No.
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   (a)(1)    Offer to Purchase dated August 2, 2000.*

   (a)(2)    Letter of Transmittal.*

   (a)(3)    Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(7)    Summary Advertisement dated August 2, 2000.*

   (d)(1) Agreement and Plan of Merger, dated as of July 25, 2000, among the Company, Parent and Purchaser.*

   (d)(2) Voting Agreement, dated as of July 25, 2000, among Purchaser and the stockholders named therein.*

   (d)(3) Confidentiality Agreement, dated as of March 14, 2000, between the Company and Saint-Gobain Performance Plastics Corporation.*

   (d)(4)    Press Release dated August 17, 2000.*

   (d)(5)    Press Release dated August 24, 2000.*

   (d)(6)    Press Release dated August 28, 2000.*

   (d)(7)    United States press release dated August 30, 2000.

   (d)(8)    French press release dated August 30, 2000.
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* Previously filed.